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SEC FILE NUMBER 001-15423
CUSIP NUMBER 38821G 10 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Grant Prideco, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

400 North Sam Houston Pkwy East, Suite 900

Address of Principal Executive Office (Street and Number)

Houston, Texas 77060

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

     As reported in the Company’s February 10, 2005 press release and related Form 8-K, the Company currently expects to report a material weakness in internal controls over financial reporting when it files its Annual Report on Form 10-K for the year ended December 31, 2004. The material weakness relates to inadequate documentation supporting the Company’s revenue recognition procedures in certain of its operating divisions.

     Because of this material weakness, the Company has performed, and its auditors are currently performing, additional testing of invoices where completed products were delivered to the Company’s “customer-owned” inventory yards. The Company’s testing indicated that while title and risk of loss had transferred to the customer, in certain instances the supporting documentation did not meet all of the requirements to recognize revenue prior to being picked up by the customer. Therefore, the revenue and profits from these transactions are required to be deferred until the period in which the customer takes physical possession. In many instances, revenue recognition will occur after the customer has actually paid for the goods or subsequently resold them to a third party. Based on its testing to date, the Company believes that its preliminary estimates of 2004 income from continuing operations reported in its February 10, 2005 press release will be reduced from $0.53 to $0.51 per diluted share when it files its Annual Report on Form 10-K. The Company has also reviewed the impact on its quarterly results of operations during 2004, and as a result of such work to date, believes that the quarterly results of operations will be restated from previously reported amounts as follows: first quarter 2004: from $0.08 to $0.07 per diluted share; second quarter 2004: no changes; third quarter 2004: from $0.15 to $0.14 per diluted share; and preliminary fourth quarter 2004 results: no charge.

     Due to the additional procedures surrounding these changes, the Company will not be able to finalize its audited financial statements and related footnotes by the prescribed filing date of March 16, 2005, and therefore the above earnings estimates should still be considered preliminary.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Matthew Fitzgerald	(281)	878-8000

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☑   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑   No ☐   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Grant Prideco, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2005	By	/s/ Matthew Fitzgerald

Matthew Fitzgerald Senior Vice President, and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.